Exhibit 99.4

PRESS RELEASE

FCA Board Authorizes Capital Transactions

The Board of Directors of Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) today announced that it has authorized the offer and sale of FCA common shares and mandatory convertible securities in offerings to be registered with the U.S. Securities and Exchange Commission.

FCA anticipates that it will offer up to 100 million FCA common shares including 35 million common shares currently held in treasury by FCA and approximately 54 million common shares that will be issued by FCA to replenish the share capital canceled following the exercise by Fiat S.p.A. (“Fiat”) shareholders of cash exit rights under Italian law in connection with the cross-border merger of Fiat S.p.A. into FCA. Those Fiat shares were redeemed and cancelled in the merger as required by Italian law.

U.S.$2.5 billion in aggregate principal amount of mandatory convertible securities are expected to be offered in an SEC-registered offering to U.S. and international institutional investors. The mandatory convertible securities will be mandatorily convertible into FCA common shares at maturity. The interest rate, conversion rates and other terms and conditions of the mandatory convertible securities will be determined at pricing of the offering. It is expected that investors participating in the offering, subject to completion of the spin-off of Ferrari being announced today, will be entitled to participate in the spin-off and receive shares of Ferrari pursuant to customary provisions adjusting the conversion terms.

The offerings are expected to be completed by the end of 2014. The timing of the offerings remains subject to market conditions, as well as registration requirements under applicable law.

London, 29 October 2014

For further information:

Tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

www.fcagroup.com

This document does not constitute an offer to exchange, sell or buy securities. There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.